Exhibit (a)(5)(D)

Top Alpha Capital S.M. Ltd. Announces Correction to the Results of the Tender Offer for Shares of Metalink Ltd.

The 5% condition was not met and the Tender Offer was not successful, contrary to the previous announcement dated February 22, 2016.

TEL AVIV, Israel, March 3, 2016 -- Top Alpha Capital S.M. Ltd., an Israeli corporation ("Top Alpha"), announced today a correction to the results of its previously-announced tender offer (the "Tender Offer") to purchase 550,000 ordinary shares, NIS 1.00 par value per share, of Metalink Ltd. ("Metalink" and the "Metalink Shares"). On March 2, 2016, VStock Transfer LLC, the Depositary for the Tender Offer, advised Top Alpha that VStock had miscalculated the number of shares that had been tendered due to the failure of certain shareholders who tendered their shares in certificate form to account for a previous reverse-split of the Metalink Shares. According to the Depositary’s current calculation, a total of 116,551 Metalink Shares were tendered, representing a decrease of 86,637 from the total amount of 203,188 previously reported by the Depositary. The current total amount of Metalink Shares tendered represents approximately 4.33% of the issued and outstanding shares and voting rights in Metalink.

As previously announced, the Tender Offer was conditioned upon Metalink Shares representing at least 5.0% of Metalink's outstanding shares having been validly tendered and not withdrawn prior to the completion of the Tender Offer on February 21, 2016. As this condition was not met, the Tender Offer was not completed successfully, contrary to Top Alpha’s previous announcement dated February 22, 2016. As a result, the Depositary is currently working on returning all tendered shares to the respective shareholders and retrieving the proceeds paid by Top Alpha to the participating shareholders.

About Top Alpha:       Top Alpha is a boutique financial services company providing a complex of services, dealing directly and through subsidiaries in the following fields: nostro account investments in public and private companies, capital raising, brokerage services, distribution services, bridge loans and investment banking. We are wholly owned (100%) by Daniel Magen, who also serves as our sole director and executive officer. Mr. Magen, a certified accountant, is a financial investor and businessman. For further information, please visit http://www.topac.co.il